Michael K. Krebs

Direct Line: (617) 439-2288

Fax: (617) 310-9288

E-mail: mkrebs@nutter.com

August 3, 2020

108552-26

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Irving (IrvingD@SEC.gov)

Re:	Eastern Bankshares, Inc.
Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”)
To be submitted August 4, 2020
CIK No. 0001810546
File No. 333-239251

Ladies and Gentlemen:

As a follow-up to my conversation with David Irving earlier this afternoon, we are submitting for prior review the enclosed draft of our response letter to the July 31, 2020 comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the above-referenced Registration Statement filed by Eastern Bankshares, Inc. and the corresponding pages of proposed Amendment No. 2 to the Registration Statement.

If you have any questions or require any additional information, please do not hesitate to contact me at (617) 439-2288 or mkrebs@nutter.com.

Sincerely,

/S/ Michael K. Krebs
Michael K. Krebs

MKK:kh2

Enclosures

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